Sub-Item 77C:  Submission of Matters to a Vote of Security
Holders

On July 29, 2013, the sole shareholder of the Driehaus Event
Driven Fund of Driehaus Mutual Funds (the "Trust") adopted, in lieu of a meeting of shareholders, the following resolution:

     RESOLVED, that the Investment Advisory Agreement between the Trust and Driehaus Capital Management LLC, as amended by the Letter Agreement dated July 29, 2013 with respect to the Fund, in the form attached hereto, is hereby approved.


On November 4, 2013, the sole shareholder of the Driehaus Micro
Cap Growth Fund of Driehaus Mutual Funds (the "Trust") adopted, in lieu of a meeting of shareholders, the following resolution:

     RESOLVED, that the Investment Advisory Agreement between the Trust and Driehaus Capital Management LLC, as amended by the Letter Agreement dated November 4, 2013 with respect to the Fund, in the form attached hereto, is hereby approved.